Exhibit 99.1

ReneSola Announces Change of Auditor

Shanghai, China, August 23, 2018 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading solar project developer and operator, announced that it has appointed Grant Thornton as the Company’s independent registered public accounting firm with immediate effect on August 21, 2018. Grant Thornton replaces PricewaterhouseCoopers Zhong Tian LLP (“PwC”), the former independent auditor. The appointment of Grant Thornton was made after careful consideration and evaluation process by the Company and approved by the Board of Directors and the Audit Committee of the Company.

The Company would like to thank the PwC team for their services over the past year. The Company is working closely with PwC and Grant Thornton to ensure a seamless transition.

PwC was engaged as our independent registered public accounting firm on December 19, 2017 for the fiscal year ended December 31, 2017. PwC’s audit report on the Company’s consolidated financial statements as of and for the year ended December 31, 2017 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principle. During the year ended December 31, 2017, and through the subsequent interim period through August 21, 2018, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference thereto in their report on the financial statements for such year, and (ii) no “reportable events” (as defined in Form 20-F Item 16F (a)(1)(v)) other than the material weakness reported by management in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on April 30, 2018.

During the Company’s two most recent fiscal years ended December 31, 2017 and 2016, and the subsequent interim period through August 21, 2018, neither the Company nor anyone acting on its behalf consulted with Grant Thornton regarding any of the matters described in Items 16F(a)(2)(i) and (ii) of Form 20-F.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Mr. Johnny Pan

+86 (21) 6280-9180 x131

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com